Exhibit 99.2

ZTO Announces Change to Board Composition

SHANGHAI, May 17, 2023 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that the board of directors of the Company (the “Board”) has appointed Mr. Xudong Chen as a director of the Company, effective June 15, 2023. Mr. Zheng Liu has tendered his resignation as a director of the Company, effective June 15, 2023. Mr. Liu’s resignation was not due to any disagreement with the Company.

Mr. Xudong Chen has been a Director for Strategic Investment at Alibaba Group since May 2023. From November 2019 to April 2023, Mr. Chen was a Director for Strategic Investment at Cainiao Network. From September 2013 to November 2019, Mr. Chen successively served as an associate, senior associate, vice president, and executive director for private equity investment at HOPU Investments. From July 2012 to August 2013, Mr. Chen served as an associate at investment banking department of Deutsche Bank Securities in New York. From July 2006 to October 2008, Mr. Chen worked at investment banking department of China International Capital Corporation as an analyst. Mr. Chen has been a non-executive director of Quantium Solutions International Pte. Ltd. since June 2022. Mr. Chen received his MBA degree from Ross School of Business at University of Michigan in 2012, and his bachelor’s degree in economics from Fudan University in 2006.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508